FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 19, 2003

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item

1.	Letter to the Buenos Aires Stock Exchange dated December 17, 2003.

FREE TRANSLATION

Buenos Aires, December 17, 2003

The President

Buenos Aires Stock Exchange

Dear Sir,

I am writing to inform you that according to Resolution N°109 dated December 15, 2003, which was communicated on December 16, 2003, the Commission for the Defense of Competition, through the Secretary of Technical Coordination of the Ministry of Economy and Production, has authorized the France Telecom Group’s transfer of the 48% of the capital of Sofora Telecomunicaciones S.A to W de Argentina—Inversiones S.L. and W de Argentina—Inversiones S.L. acquisition of the option to acquire an additional 2% of Sofora Telecomunicaciones’s capital. Sofora Telecomunicaciones is a new company that has been created to become the controlling company of Nortel Inversora S.A.

As a result, all necessary governmental authorizations have been obtained and the involved parties will proceed with the closing of the transaction.

Yours sincerely,

Nortel Inversora

Alberto Messano

President

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: December 19, 2003	By:	/s/ Maria Elvira Cosentino

Name: Maria Elvira Cosentino Title: General Manager and Sole Officer